ARETE WEALTH MANAGEMENT LLC

DECEMBER 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53489

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Arete Wealth Management, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1115 W Fulton Market, 3rd Floor
(No. and Street)

Chicago	IL	60607
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David C Hock	312-940-3684	David.Hock@AreteWealth.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CBIZ
(Name – if individual, state last, first, and middle name)

Nine Parkway North, Suite 200	Deerfield	IL	60015
(Address)	(City)	(State)	(Zip Code)

	688
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joshua Rogers _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Arete Wealth Management, LLC _____, as of 12/31 _____, 2 4___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Official Seal
CALI FLANAGAN GUIDO
Notary Public, State of Illinois
Commission No. 992132
My Commission Expires June 10, 2028

Signature: _____

Title: _____ CEO

Cali Flanagan Guido
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ARETE WEALTH MANAGEMENT LLC

DECEMBER 31, 2024

CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Financial statement:	
Statement of financial condition	2
Notes to statement of financial condition	3-6



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
 Arete Wealth Management LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Arete Wealth Management LLC (the "Company") as of December 31, 2024 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

Deerfield, IL
April 14, 2025

ARETE WEALTH MANAGEMENT LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

ASSETS

Cash	$	1,979,340
Deposits with clearing brokers		325,000
Due from clearing firm		1,976,552
Commissions receivable		742,914
Prepaid expenses		269,413
Total assets	$	5,293,219

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	52,033
Commissions payable		2,074,866
Settlement payables and accruals		660,000
Deferred revenue		2,289,207
Total liabilities		5,076,106
Member's equity		217,113
Total liabilities and member's equity	$	5,293,219

The accompanying notes are an integral part of this financial statement.

1.   Organization and summary of significant accounting policies

Organization:

Arete Wealth Management LLC (the "Company") is a registered securities broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was formerly registered with the Commodity Futures Trading Commission and was a member of the National Futures Association as an Introducing Broker, it withdrew effective May 24, 2023. The Company, an Illinois limited liability corporation, was organized and began operations on January 20, 1998, and its operational life is perpetual. As a limited liability company, each member's liability is limited to the capital invested. The Company is headquartered in Chicago, Illinois. The Company is a wholly-owned subsidiary of Arete Wealth, Inc. (the "parent company"), a Delaware holding company specializing in financial service company management.

Use of estimates:

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Deposits with clearing brokers:

In accordance with the clearing agreement, all of the Company's property held by the clearing brokers including, but not limited to, securities, deposits, monies and receivables, are used as collateral to secure the Company's liabilities and obligations to the clearing brokers. As of December 31, 2024, the Company has a total of $325,000 on deposit which is reflected as restricted cash in the statement of financial condition.

Concentration of risk:

The Company maintains its cash in bank and broker accounts which, at times, may exceed federally-insured limits. The Company has uninsured balances of approximately $3,456,000 at December 31, 2024. Management believes that the Company is not exposed to any significant credit risk on cash.

Commissions receivable:

Commissions receivable represents the net amount relating to commissions/trading income less clearing costs from the clearing organization. The Company considers commissions receivable to be fully collectible; accordingly, no allowance for credit losses is required.

1. Organization and summary of significant accounting policies (continued)

Due from clearing broker:

The Company clears customer transactions through Pershing LLC, a register broker-dealer, on a fully disclosed basis. The net amount receivable from Pershing represents cash on hand, commissions receivables, and amounts payable for transaction costs on unsettled securities trades.

Income taxes:

The Company is a limited liability company and is taxed as a partnership under the provisions of the Internal Revenue Code. Under these provisions, the Company is not required to pay federal income tax on its income. Instead, the member of the Company is liable for federal and state income taxes on its taxable income, if any.

As discussed in Note 1, the Company is a wholly-owned subsidiary of Arete Wealth, Inc., and thus, is a disregarded entity for income tax purposes.

Financial Instruments – Credit Losses:

The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial instruments – Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. The Company estimates expected credit losses on receivables over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Segment Reporting:

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including agency transactions, investment banking, revenue from underwriting, and variable insurance. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operating decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

2.   Clearing agreement

The Company typically maintains, as collateral against losses due to potential nonperformance by its customers, deposits to cover its inventory and outstanding customer positions.

3.   Deferred revenue

In June of 2024, the firm entered into a 10-year extension of its clearing contract with BNY Pershing and received a Net New Assets incentive payment of $2,409,692. The incentive payment is amortized on a straight-line basis over the term of the clearing contract and the deferred amounts are reported in the accompanying statement of financial condition.

4.   Net capital requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed a 15 to 1 ratio. The Company initially recorded the non-recourse cash incentive payment received in October 2024 (see Note 3) as fully earned in 2024 and allowable for net capital. Prior to year-end, and continuing through March 31, 2025, FINRA informed the Company that the incentive fee would only be allowable as net capital over 10-years, the life of the clearing contract. Therefore, the Company deferred the revenue recognition of the non-recourse cash incentive payment over the 10-year life of the clearing contract. As a result of FINRA's interpretation of the cash incentive payment for net capital purposes, the Company's books and records reflected a retroactive net capital deficiency on October 30, 2024, and as of December 31, 2024. At December 31, 2024, as a result of FINRA's interpretation, the Company had regulatory net capital deficiency of ($166,881), which was ($352,674) in deficit of its required net capital of $185,793. At December 31, 2024, the Company's net capital ratio was -167 to 1. Prior to October 30, 2024, the Company's quarterly FOCUS filings reflected excess net capital more than $1,000,000 as of March 31, 2024, June 30, 2024 and September 30, 2024. Once the Company accepted FINRA's interpretation on March 31, 2025, the Parent contributed $700,000 and the Company became net capital compliant on April 1, 2025. Withdrawals of capital are subject to certain notification and other provisions of the net capital rule of the SEC and other regulatory bodies.

5.   Related party transactions

Per the terms of an expense sharing agreement, the parent company pays general expenses related to office space, salaries and insurance and allocates a portion of those expenses to the Company. Expense sharing fees accrued and paid to the parent company were $2,880,000 for the year ended December 31, 2024

The Company has errors and omissions insurance through an insurance company who is a related party. The Company received insurance proceeds from the related party insurance company of $1,509,386. This is presented net of arbitration settlement costs on the statement of income.

6.   Counterparty risk

Customer transactions are introduced to and cleared through the Company's clearing broker, Pershing, on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. The Company's trades are settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of the unsettled credit exposures is limited to the amount owed the Company for a very short period of time. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations.

The Company does not anticipate nonperformance by customers or counterparties in the above situations.

7.   Contingencies

The Company is periodically subject to examination of its operations by various regulatory agencies. There are no examinations currently in progress.

The Company is a defendant or respondent in various pending and threatened arbitrations, administrative proceedings and lawsuits seeking compensatory damages. One of the lawsuits against the Company is a class-action lawsuit in which the Company is one of 76 broker-dealer defendants asserting an unspecified amount of damages. Claim amounts are infrequently indicative of the actual amounts the Company will be liable for, if any. Many of these claimants also seek, in addition to compensatory damages, punitive or treble damages, and all seek interest, costs and fees. These matters arise in the normal course of business. The Company intends to vigorously defend itself in these actions, but the ultimate outcome of these matters cannot be determined at this time. At December 31, 2024, the Company had open claims ranging from unspecified damages to $30 million and approximately $36 million in aggregate. The Company has accrued $500,000 for these matters, which is included in settlement payables and accruals on the statement of financial condition.

Subsequent to December 31, 2024, the Company settled certain of these arbitration matters resulting in a settlement payable of $160,000 which is reflected on the statement of financial condition.

In addition, subsequent to year end, the Company received notice of one new arbitration claim for $226,000 and was charged by the SEC with certain recordkeeping violations.